

April 10, 2023

Wanjun Yao
Chief Executive Officer
Tungray Technologies Inc.
#02-01, 31 Mandai Estate,
Innovation Place Tower 4,
Singapore 729933

> **Re: Tungray Technologies Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 30, 2023**
> **File No. 333-270434**

Dear Wanjun Yao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20. 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1

Consolidated Financial Statements, page F-1

1. Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F.

Item 8. Exhibits and Financial Statement Schedules.
23.1 Consent of Friedman LLP, an independent registered public accounting firm, page II-3

2.   We note Freidman's report is dated December 16, 2022 while in their consent they said they were dismissed as auditors on December 06, 2022. Please have Freidman LLP correct this date or have them tell us if they engaged in audit work after the date of their dismissal.

General

3.   We note your response to prior comment 1 regarding recently published Trial Measures by the CSCR in China. Please disclose whether you have submitted an application for approval with the CSRC.

     You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Anna Jinhua Wang